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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                                (Amendment No. 3)
                                (Final Amendment)

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

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                               ATRION CORPORATION
                                (Name of Issuer)

                               ATRION CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    049904105
                      (Cusip Number of Class of Securities)

                                 EMILE A. BATTAT
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                              ONE ALLENTOWN PARKWAY
                             ALLEN, TEXAS 75002-4211
                                 (972) 390-9800

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies To:
                            B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                              1600 SOUTHTRUST TOWER
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                                 March 22, 1999
                   (Date Tender Offer First Published, Sent or
                           Given to Security Holders)


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         This Amendment No. 3 (the "Amendment") to the Issuer Tender Offer
Statement on Schedule 13E-4, dated March 22, 1999 (the "Schedule"), relates to the offer by Atrion Corporation (the "Company") to purchase 400,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.10 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, as amended, between the Company and American Stock Transfer & Trust Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price not greater than $10.00 nor less than $8.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 1999, and in the related Letter of Transmittal, which, as amended from time to time, together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule. The Amendment is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and constitutes the final amendment to the Schedule in accordance with Rule 13e-4(c)(3) under the Exchange Act and General Instruction D to Schedule 13E-4.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         See Item 8.


ITEM 8.  ADDITIONAL INFORMATION.

         Items 4 and 8(e) of the Schedule are hereby amended and supplemented to add the following information:

         The Offer expired at 5:00 p.m., New York City time, on Friday, April 23, 1999. A total of 301,524 Shares were properly tendered pursuant to the Offer at or below $10.00 per Share. In accordance with the terms of the Offer, the Company accepted for purchase all 301,524 Shares at a purchase price of $10.00 per Share. The 301,524 Shares purchased pursuant to the Offer represented approximately 10.7% of the outstanding Shares immediately prior to the Offer.

         On April 26, 1999, the Company issued a press release announcing the preliminary results of the Offer and on April 30, 1999, the Company issued a press release announcing the final results of the Offer. Copies of the press releases issued by the Company on April 26, 1999 and April 30, 1999 are attached hereto as Exhibits (a)(12) and (a)(13), respectively.



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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule is hereby amended and supplemented to add Exhibits (a)(12) and (a)(13).

(a) (12) Form of Press Release dated April 26, 1999.
    (13) Form of Press Release dated April 30, 1999.




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13E-4 is true, complete and correct.


                                    ATRION CORPORATION


                                    By: /s/ Emile A. Battat
                                       -----------------------------------------
                                    Name:  Emile A. Battat
                                    Title: Chairman, President and Chief
                                           Executive Officer

Dated: April 30, 1999


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                                  EXHIBIT INDEX

EXHIBIT
 NO.                       DESCRIPTION

(a)(12) Form of Press Release dated April 26, 1999.
   (13) Form of Press Release dated April 30, 1999.











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